UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Enclosure: A press release dated April 25, 2024, announcing STMicroelectronics’ 2024 First Quarter Financial Results.

PR No: C3254C

STMicroelectronics Reports 2024 First Quarter Financial Results

•	Q1 net revenues $3.47 billion; gross margin 41.7%; operating margin 15.9%; net income $513 million
•	Q1 free cash flow[1] $(134) million after Net Capex[1] of $967 million
•	Business outlook at mid-point: Q2 net revenues of $3.2 billion and gross margin of 40%

Geneva, April 25, 2024 – STMicroelectronics N.V. (“ST”) (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the first quarter ended March 30, 2024. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported first quarter net revenues of $3.47 billion, gross margin of 41.7%, operating margin of 15.9%, and net income of $513 million or $0.54 diluted earnings per share.

Jean-Marc Chery, ST President & CEO, commented:

•	“Q1 net revenues and gross margin both came in below the midpoint of our business outlook range, driven by lower revenues in Automotive and Industrial, partially offset by higher revenues in Personal Electronics.”
•	“On a year-over-year basis, Q1 net revenues decreased 18.4%, operating margin decreased to 15.9% from 28.3% and net income decreased 50.9% to $513 million.”
•	“During the quarter, Automotive semiconductor demand slowed down compared to our expectations, entering a deceleration phase, while the ongoing Industrial correction accelerated.”
•	“Our second quarter business outlook, at the mid-point, is for net revenues of $3.2 billion, decreasing year-over-year by 26.0% and decreasing sequentially by 7.6%; gross margin is expected to be about 40%.”
•	“We will now drive the Company based on a revised plan for FY24 revenues in the range of $14 billion to $15 billion. Within this plan, we expect a gross margin in the low 40’s.”
•	“We plan to maintain our Net Capex[1] plan for FY24 at about $2.5 billion focusing on our strategic manufacturing initiatives.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q1 2024	Q4 2023	Q1 2023	Q/Q	Y/Y
Net Revenues	$3,465	$4,282	$4,247	-19.1%	-18.4%
Gross Profit	$1,444	$1,949	$2,110	-26.0%	-31.6%
Gross Margin	41.7%	45.5%	49.7%	-380 bps	-800 bps
Operating Income	$551	$1,023	$1,201	-46.1%	-54.1%
Operating Margin	15.9%	23.9%	28.3%	-800 bps	-1,240 bps
Net Income	$513	$1,076	$1,044	-52.4%	-50.9%
Diluted Earnings Per Share	$0.54	$1.14	$1.10	-52.6%	-50.9%

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

1

First Quarter 2024 Summary Review

Reminder: On January 10, 2024, ST announced a new organization which implied a change in segment reporting starting Q1 2024. Comparative periods have been adjusted accordingly. See Appendix for more detail.

Net Revenues by Reportable Segment (US$ m)	Q1 2024	Q4 2023	Q1 2023	Q/Q	Y/Y
Analog products, MEMS and Sensors (AM&S) segment	1,217	1,418	1,400	-14.2%	-13.1%
Power and discrete products (P&D) segment	820	965	909	-15.1%	-9.8%
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group	2,037	2,383	2,309	-14.5%	-11.8%
Microcontrollers (MCU) segment	950	1,272	1,448	-25.3%	-34.4%
Digital ICs and RF Products (D&RF) segment	475	623	486	-23.8%	-2.1%
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group	1,425	1,895	1,934	-24.8%	-26.3%
Others	3	4	4	-	-
Total Net Revenues	3,465	4,282	4,247	-19.1%	-18.4%

Net revenues totaled $3.47 billion, representing a year-over-year decrease of 18.4%. Year-over-year net sales to OEMs and Distribution decreased 11.5% and 30.8%, respectively. On a sequential basis, net revenues decreased 19.1%, 320 basis points lower than the mid-point of ST’s guidance.

Gross profit totaled $1.44 billion, representing a year-over-year decrease of 31.6%. Gross margin of 41.7%, 60 basis points below the mid-point of ST’s guidance, decreased 800 basis points year-over-year, mainly due to the combination of sales price and product mix, unused capacity charges and reduced manufacturing efficiencies.

Operating income decreased 54.1% to $551 million, compared to $1.20 billion in the year-ago quarter. ST’s operating margin decreased 1,240 basis points on a year-over-year basis to 15.9% of net revenues, compared to 28.3% in the first quarter of 2023.

By reportable segment, compared with the year-ago quarter:

In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:

Analog products, MEMS and Sensors (AM&S) segment:

•	Revenue decreased 13.1% mainly due to a decrease in MEMS and Imaging.
•	Operating profit decreased by 44.8% to $185 million. Operating margin was 15.2% compared to 23.9%.

Power and Discrete products (P&D) segment:

•	Revenue decreased 9.8% mainly due to a decrease in Discrete.
•	Operating profit decreased by 41.6% to $138 million. Operating margin was 16.8% compared to 26.0%.

In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:

Microcontrollers (MCU) segment:

•	Revenue decreased 34.4% mainly due to a decrease in GP MCU.
•	Operating profit decreased by 66.7% to $185 million. Operating margin was 19.5% compared to 38.3%.

Digital ICs and RF products (D&RF) segment:

•	Revenue decreased 2.1% due to a decrease in ADAS more than offsetting an increase in RF Communications.
•	Operating profit decreased by 8.2% to $150 million. Operating margin was 31.8% compared to 33.9%.

Net income and diluted Earnings Per Share decreased to $513 million and $0.54 respectively compared to $1.04 billion and $1.10 respectively in the year-ago quarter.

2

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q1 2024	Q4 2023	Q1 2023	Q1 2024	Q1 2023	TTM Change
Net cash from operating activities	859	1,480	1,320	5,531	5,577	-0.8%
Free cash flow (non-U.S. GAAP)[1]	(134)	652	206	1,434	1,715	-16.4%

Net cash from operating activities was $859 million in the first quarter compared to $1.32 billion in the year-ago quarter.

Net Capex (non-U.S. GAAP)1 was $967 million in the first quarter compared to $1.09 billion in the year-ago quarter.

Free cash flow (non-U.S. GAAP)1 was negative at $134 million in the first quarter, compared to positive $206 million in the year-ago quarter.

Inventory at the end of the first quarter was $2.69 billion, compared to $2.70 billion in the previous quarter and $2.87 billion in the year-ago quarter. Days sales of inventory at quarter-end was 122 days compared to 104 days in the previous quarter and 122 days in the year-ago quarter.

In the first quarter, ST paid cash dividends to its stockholders totaling $48 million and executed a $87 million share buy-back as part of its current share repurchase program.

ST’s net financial position (non-U.S. GAAP)1 was $3.13 billion as of March 30, 2024, compared to $3.16 billion as of December 31, 2023 and reflected total liquidity of $6.24 billion and total financial debt of $3.11 billion. Adjusted net financial position (non-U.S. GAAP)1, taking into consideration the effect on total liquidity of advances from capital grants for which capital expenditures have not been incurred yet, stood at $2.78 billion as of March 30, 2024.

Business Outlook

ST’s guidance, at the mid-point, for the 2024 second quarter is:

•	Net revenues are expected to be $3.2 billion, a decrease of 7.6% sequentially, plus or minus 350 basis points.
•	Gross margin of 40%, plus or minus 200 basis points.
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.08 = €1.00 for the 2024 second quarter and includes the impact of existing hedging contracts.
•	The second quarter will close on June 29, 2024.

Conference Call and Webcast Information

ST will conduct a conference call with analysts, investors and reporters to discuss its first quarter 2024 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, https://investors.st.com, and will be available for replay until May 10, 2024.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with ST’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of ST’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

3

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3;
•	epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

4

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2023 as filed with the Securities and Exchange Commission (“SEC”) on February 22, 2024. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	March 30,	April 1,
	2024	2023
	(Unaudited)	(Unaudited)

Net sales	3,444	4,241
Other revenues	21	6
NET REVENUES	3,465	4,247
Cost of sales	(2,021)	(2,137)
GROSS PROFIT	1,444	2,110
Selling, general and administrative	(425)	(395)
Research and development	(528)	(505)
Other income and expenses, net	60	(9)
Total operating expenses	(893)	(909)
OPERATING INCOME	551	1,201
Interest income, net	59	37
Other components of pension benefit costs	(4)	(5)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	606	1,233
Income tax expense	(92)	(187)
NET INCOME	514	1,046
Net income attributable to noncontrolling interest	(1)	(2)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	513	1,044

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.57	1.16
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.54	1.10

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	942.3	945.6

6

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	March 30,	December 31,	April 1,
In millions of U.S. dollars	2024	2023	2023
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,133	3,222	3,572
Short-term deposits	1,226	1,226	106
Marketable securities	1,880	1,635	841
Trade accounts receivable, net	1,787	1,731	2,013
Inventories	2,685	2,698	2,870
Other current assets	1,183	1,295	962
Total current assets	11,894	11,807	10,364
Goodwill	298	303	300
Other intangible assets, net	366	367	403
Property, plant and equipment, net	10,866	10,554	8,847
Non-current deferred tax assets	585	592	582
Long-term investments	22	22	11
Other non-current assets	942	808	697
	13,079	12,646	10,840
Total assets	24,973	24,453	21,204

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	238	217	176
Trade accounts payable	1,642	1,856	2,095
Other payables and accrued liabilities	1,547	1,525	1,544
Dividends payable to stockholders	6	54	6
Accrued income tax	133	78	193
Total current liabilities	3,566	3,730	4,014
Long-term debt	2,875	2,710	2,488
Post-employment benefit obligations	372	372	337
Long-term deferred tax liabilities	49	5	55
Other long-term liabilities	912	735	445
	4,208	3,871	3,325
Total liabilities	7,774	7,601	7,339
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 900,848,535 shares outstanding as of March 30, 2024)	1,157	1,157	1,157
Additional Paid-in Capital	2,931	2,866	2,693
Retained earnings	12,982	12,470	9,754
Accumulated other comprehensive income	468	613	546
Treasury stock	(463)	(377)	(352)
Total parent company stockholders' equity	17,075	16,729	13,798
Noncontrolling interest	124	123	67
Total equity	17,199	16,852	13,865
Total liabilities and equity	24,973	24,453	21,204

7

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2024	Q4 2023	Q1 2023

Net Cash from operating activities	859	1,480	1,320
Net Cash used in investing activities	(1,254)	(1,610)	(786)
Net Cash from (used in) financing activities	308	336	(221)
Net Cash increase (decrease)	(89)	211	314

Selected Cash Flow Data (in US$ millions)	Q1 2024	Q4 2023	Q1 2023

Depreciation & amortization	430	414	368
Net payment for Capital expenditures	(994)	(798)	(1,090)
Dividends paid to stockholders	(48)	(60)	(54)
Change in inventories, net	(12)	219	(262)

8

Appendix

ST

New organization

On January 10, 2024, ST announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market as well as customer focus by end market. This new organization implies a change in segment reporting which is applied from January 1, 2024.

ST moved from three reportable segments (ADG, AMS and MDG) to four reportable segments as follows:

•	In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
o	Analog products, MEMS and Sensors (AM&S) segment, comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
o	Power and Discrete products (P&D) segment comprised of discrete and power transistor products.

In this Press Release, “Analog” refers to ST analog products, “MEMS” to MEMS sensors and actuators and “Imaging” to optical sensing solutions.

•	In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
o	Microcontrollers (MCU) segment, comprised of general-purpose and automotive microcontrollers, microprocessors and connected security products (including EEPROM).
o	Digital ICs and RF Products (D&RF) segment, comprised of automotive ADAS, infotainment, RF and communications products.

In this Press release, “Auto MCU” refers to Automotive microcontrollers and microprocessors, “GP MCU” to general purpose microcontrollers and microprocessors, “Connected Security” to connected security products (including EEPROM), “ADAS” to automotive ADAS and infotainment, “RF Communications” to RF and communications products.

Prior quarters comparative information has been adjusted accordingly.

9

(Appendix – continued)

ST

Supplemental Financial Information

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Net Revenues By Market Channel (%)
Total OEM	70%	70%	67%	64%	64%
Distribution	30%	30%	33%	36%	36%

€/$ Effective Rate	1.09	1.08	1.09	1.08	1.06

Reportable Segment Data (US$ m)
Analog products, MEMS and Sensors (AM&S) segment
- Net Revenues	1,217	1,418	1,367	1,293	1,400
- Operating Income	185	300	298	259	334
Power and Discrete products (P&D) segment
- Net Revenues	820	965	989	989	909
- Operating Income	138	245	262	262	236
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group
- Net Revenues	2,037	2,383	2,356	2,282	2,309
- Operating Income	323	545	560	521	570
Microcontrollers (MCU) segment
- Net Revenues	950	1,272	1,466	1,482	1,448
- Operating Income	185	378	534	551	555
Digital ICs and RF Products (D&RF) segment
- Net Revenues	475	623	605	558	486
- Operating Income	150	223	226	196	165
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group
- Net Revenues	1,425	1,895	2,071	2,040	1,934
- Operating Income	335	601	760	747	720
Others (a)
- Net Revenues	3	4	4	4	4
- Operating Income (Loss)	(107)	(123)	(79)	(122)	(89)
Total
- Net Revenues	3,465	4,282	4,431	4,326	4,247
- Operating Income	551	1,023	1,241	1,146	1,201

(a) Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment and restructuring charges, management reorganization costs, start-up and phase out costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. Others includes:

(US$ m)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Unused capacity charges	63	57	46	15	1

10

(Appendix – continued)

ST

Supplemental Non-U.S. GAAP Financial Information

U.S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

ST believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with ST’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of ST’s on-going operating results, (ii) the ability to better identify trends in ST’s business and perform related trend analysis, and (iii) to facilitate a comparison of ST’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets. Starting Q4 2023, ST also presents adjusted net financial position as a non-U.S. GAAP measure, to take into consideration the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Prior periods are not impacted.

ST believes its Net Financial Position and Adjusted Net Financial Position provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definitions of Net Financial Position and Adjusted Net Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Mar 30 2024	Dec 31 2023	Sep 30 2023	July 1 2023	Apr 1 2023

Cash and cash equivalents	3,133	3,222	3,011	3,111	3,572
Short term deposits	1,226	1,226	506	106	106
Marketable securities	1,880	1,635	1,537	1,346	841
Total liquidity	6,239	6,083	5,054	4,563	4,519
Short-term debt	(238)	(217)	(173)	(176)	(176)
Long-term debt (a)	(2,875)	(2,710)	(2,418)	(2,473)	(2,488)
Total financial debt	(3,113)	(2,927)	(2,591)	(2,649)	(2,664)
Net Financial Position	3,126	3,156	2,463	1,914	1,855
Advances from capital grants	(351)	(152)	-	-	-
Adjusted Net Financial Position	2,775	3,004	2,463	1,914	1,855

(a)   Long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities for $693 million equivalent, are currently undrawn.

11

(Appendix – continued)

Net Capex and Free Cash Flow (non-U.S. GAAP measures)

Starting Q1 2024, ST presents Net Capex as a non-U.S. GAAP measure, which is reported as part of our Free Cash Flow (non-US GAAP measure), to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.

Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets as reported plus (ii) Proceeds from sale of tangible assets as reported plus (iii) Proceeds from capital grants and other contributions as reported plus (iv) Advances from capital grants allocated to property, plant and equipment.

ST believes Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

(US$ m)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Payment for purchase of tangible assets, as reported	(1,145)	(1,076)	(1,158)	(1,111)	(1,095)
Proceeds from sale of tangible assets, as reported	2	-	1	5	1
Proceeds from capital grants and other contributions, as reported	149	278	5	34	4
Advances from capital grants allocated to property, plant and equipment	27	-	-	-	-
Net Capex	(967)	(798)	(1,152)	(1,072)	(1,090)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) Net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.

ST believes Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates and by excluding the advances from capital grants received on prior periods allocated to property, plant and equipment. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Net cash from operating activities	859	1,480	1,881	1,311	1,320
Net Capex	(967)	(798)	(1,152)	(1,072)	(1,090)
Payment for purchase of intangible assets, net of proceeds from sale	(26)	(28)	(22)	(22)	(24)
Payment for purchase of financial assets, net of proceeds from sale	-	(2)	-	(8)	-
Free Cash Flow	(134)	652	707	209	206

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 25, 2024	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience